ANNUAL REPORT

DECEMBER 31, 2004

Dear Shareholder,

Your company is one of the few dedicated to the exploration of new silver deposits. Its staff has had long experience and considerable success looking for new silver discoveries. We feel fully justified in calling ourselves the “silver experts”. As a result of this experience and dedication Esperanza now finds itself in a strong position with an excellent property portfolio, a full treasury and poised for growth. Highlights of 2004 and early 2005 include:

•

Initial definition of an emerging gold/silver deposit at La Esperanza, Mexico.

•

Formation of a joint-venture with Silver Standard to prospect in Peru.

•

Further development of the Atocha property in Bolivia.

•

New financings totaling CDN$1.8 million.

Surprises happen – we drilled for silver and found gold too! Exploration at the La Esperanza project in Mexico during 2004 and 2005 has led to the discovery of a gold/silver mineralization over an extensive area both in the surface and subsurface. We have outlined an extensive zone of mineralization characterized by disseminated gold and silver in economic grades. This zone is expandable in all directions. Within our claim boundary we also have a number of other prospective sectors that are yet to be fully explored.

In early 2005 we announced the formation of a prospecting joint-venture with Silver Standard Resources Inc. The purpose of the joint-venture is to acquire and develop bulk-tonnage silver prospects within the highlands of central Peru. Esperanza had already been actively exploring in this region. The agreement with Silver Standard ratifies our exploration model and allows us to leverage our expertise in the region with their financial support. The focus is on bulk-tonnage targets because we feel that there has been very little exploration for this type of deposit. We also feel the market provides a premium for their discovery.

Advancement of the Atocha project in Bolivia was made by new surface exploration, additional tunneling and a modest drill program. The results showed the continuation of mineralization and ore-bearing horizons in the subsurface at both the Carmen and Condor Iquiña areas in the central portion of the concession block. Esperanza also acquired, by staking, an additional 4925 hectares of mineral concession which gives it complete control of the 23 kilometer belt of prospective ore-bearing sandstones.

Esperanza completed a private placement in early December of 2004 which together with the exercise of some outstanding warrants yielded CDN$1.8 million in new funding during the year. This continued support from the financial markets allows us to continue and expand our exploration efforts.

During the current year we will continue to advance our properties while still  focusing our efforts on new prospect generation. We hope to continue the development of our more advanced projects – La Esperanza and Atocha – by forming partnerships with other companies and requiring them to fund new work to earn an ownership interest.

Our generative efforts will be focused on acquiring new greenfield properties in Peru (via the Silver Standard joint-venture) and Mexico. These efforts are essential to the maintenance of a steady flow of new projects. Our main focus will be on developing potential bulk-tonnage silver prospects. Mexico and Peru are the two top silver producers worldwide and are a natural place to focus our efforts.

Both countries offer excellent discovery potential and we feel they have been under-explored for this type of model.

On behalf of all of us working for Esperanza I want to thank you for your continued support and patience. The work accomplished in the field has been impressive over the past year. Our team of geologists and other professionals are making every effort, often under difficult conditions, to assure your company’s success. We are confident that our accomplishments will be rewarded in the marketplace.

Respectfully submitted,

Signed:  “William Pincus”

PRESIDENT

April 20, 2005

ESPERANZA SILVER CORPORATION

Management Discussion and Analysis

For the Year ended December 31, 2004

This discussion and analysis of financial position and results of operations is prepared as at April 8, 2005 and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2004 and 2003 of Esperanza Silver Corporation (the “Company” or “Esperanza”) with the related notes thereto.  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.  This discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver projects.  The Company’s strategy is to advance its projects through prospecting and initial drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development.  By following this strategy, Esperanza plans on holding a large portfolio of silver prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk.

Overall Performance

Atocha Project, Bolivia

During the year ended December 31, 2004, the Company incurred $516,684 in expenditures on this property for direct exploration costs, acquisition of new contiguous concessions, as well as property taxes.  In March, 2004, the Company announced the acquisition of an additional 4,925 hectares adjacent to its Atocha Property.  The concessions were acquired directly and have no further obligations other than annual tax assessments, which are minimal.

During June, 2004, the Company completed the acquisition of the 850 hectare Los Mangales concession, one of the ten contiguous concessions comprising the Atocha group, by making a final payment of US$68,000 to the property owner.  The Company now directly controls 12,175 hectares of which only 850 hectares (the aforementioned Los Mangales concession) is subject to a 1.5% net smelter return royalty.

During May, 2004, drilling began at Atocha.  A total of 1,757 meters of diamond core drilling in ten holes was completed by September 30, 2004.  Drilling was completed in two prospect areas, Carmen and Condor Iquina, separated by 1.5 kilometers.  More detailed results can be found on the Company’s website at www.esperanzasilver.com.  The Company also conducted additional surface sampling and underground sampling and trenching in other areas within its concession block.

La Esperanza Project, Mexico

During the year ended December 31, 2004, the Company incurred exploration and acquisition expenditures of $230,024 on the Esperanza project, conducting surface exploration including sampling, trenching and mapping with a goal of defining drill targets.  The Company received all necessary exploration and drilling permits and started drilling the property in March of 2005.  The Company is required to complete an aggregate of US$225,000 of exploration expenditures by May 7, 2005 of which approximately US$159,000 has been completed by December 31, 2004.  In March of 2005, the Company has incurred approximately US$127,000 of drilling costs on the property.  Results of the sampling can be found on SEDAR at www.sedar.com or the Company’s website at www.esperanzasilver.com.

Other Exploration

The Company has conducted numerous mineral property investigations in its continuing search for new projects.  On December 15, 2003 the Company acquired the Flor de Loto project in Peru consisting of 1,000 hectares covering high-grade silver veins which surround a 250 meter by 60 meter area of silver-bearing hydrothermal breccias.  The Company paid US$5,000 on signing the option agreement and further US$10,000 in December, 2004.  The Company will have to make additional payments as described in note 4 of the year-end consolidated financial statements.

On May 5, 2004, the Company acquired the Estrella project located in Peru, consisting of 400 hectares covering known outcrops of silver and copper bearing sandstones.  The Company paid US$7,000 on signing of the option agreement and will have to make additional payments as described in Note 5 of the year-end consolidated financial statements.  Esperanza has been granted an additional 1,200 hectares of unclaimed land surrounding the new concessions.

Selected Annual Financial Information

Operating expenditures including both exploration and administrative expenditures increased significantly in 2003 compared to 2002. This was the result of Esperanza getting listed on the TSX Venture Exchange and completing a private placement which provided about $1.5 million in working capital to fund: regional property examinations, option payments to acquire access to properties in Mexico and Peru, the acquisition of the Atocha property in Bolivia and to fund exploration programs on these properties.  Administrative expenditures increased in 2003 due to this increased level of activity and the hiring of a full-time President to direct operations.  The Company also incurred stock based compensation costs in 2003 as the result of issuing stock options to its directors and consultants.  This cost represented 19% of the overall loss incurred in 2003.  However this was non-cash cost. Property examination costs also increased significantly in 2003 over 2002 as the Company conducted regional exploration programs in order to acquire properties by staking, through option agreements or through outright acquisition.

In 2004 Esperanza’s operations stabilized as the Company maintained a comparable level of operational expenditures to 2003, as overall expenditures increased by only 8% over the prior year.  In 2004, operating costs increased due to: higher charges for foreign exchange losses due to the weakening of the US dollar; higher costs for investor relations in order to keep investors informed about current activities; higher legal costs in order to resolve issues related to property acquisitions; and higher stock based compensation costs.  Property examination costs decreased in 2004 compared to 2003 by approximately $160,000 as Esperanza reduced its regional exploration initiative and incurred most of its exploration expenditures on its main properties.  These expenditures were capitalized.

Selected Annual Financial Information
	December 31,	December 31,	December 31,
	2004	2003	2002
Operating Expenses	$ 937,641	$ 842,365	$ 211,749
Net Loss	910,082	836,842	211,749
Loss per Share - Basic and Diluted	0.04	0.05	0.01
Total Assets	8,486,515	7,372,877	457,264
Long Term Liabilities	-	-	-

Cash Flows From (Used In):
	2004	2003	2002
Operating	$ (695,437)	$ (648,014)	$ (213,005)
Investing	(780,939)	(286,914) -	-
Financing	1,819,280	1,602,383	-
Net Increase (Decrease)	$ 342,904	$ 667,455	$ (213,005)

Results of Operations

During the year ended December 31, 2004 Esperanza incurred a net loss of $910,082 compared to a loss of $836,842 for the year ended December 31, 2003.  During the year ended December 31, 2004, the Company earned royalty revenue of $22,875 from a part of its Atocha property, which was leased to a local contractor.  The acquisition of the Atocha property occurred at the end of 2003 and consequently there was no royalty revenue for the comparable prior period.  Accounting and legal costs were higher for 2004 than for the prior year due mainly to higher legal costs and due to higher accounting costs for the Bolivian subsidiary.  The Bolivian subsidiary was only acquired in the fourth quarter of 2003 and accordingly, there were no accounting costs for this subsidiary in the first three quarters of 2003.  Investor relations costs were higher for 2004 than for the prior year due to greater investor relations efforts by senior management including attendance at investor shows.

The Company incurred lower expenditures for transfer agent and filing fees the year ended December 31, 2004 than in the prior year because in 2003 Esperanza was re-establishing its listing on the TSX Venture Exchange.  Office and sundry expenditures also increased significantly for current year compared to 2003 as the result of taking on a higher level of activity.  During 2004, the Company recorded stock-based compensation of $211,905 using the Black-Scholes option-pricing model. This was the result of granting 480,000 stock options at exercise prices of $0.53 per share and $0.58 per share and as a result of the vesting of 180,001 previously-granted stock options (refer to Note 6(c) of the consolidated financial statements for more details).

The Company spent less on property examination costs in 2004 compared to 2003 but this was more than offset by capitalized exploration expenditures on the Atocha, Flor de Loto, Estrella and La Esperanza projects. The Company’s property examination expenditures for the year ended December 31, 2004 are as follows:

Property Examination Costs	Year ended	Year ended
	Dec. 31, 2004	Dec. 31, 2003

Assay	$ 1,104	$ 5,353
Geologist & field costs	42,346	190,012
Legal	29,081	14,997
Mapping	-	5,412
Office and travel	3,233	20,127
Total	$ 75,764	$ 235,901

Quarterly Information

Esperanza has been operating at a consistent level over the past eight quarters.

2003

In 2003, the Company’s operating expenditures increased over the four quarters due to the timing of the various costs incurred.  The second quarter operating expenditures were higher than those in the first quarter due mainly to increased administrative costs with respect to the completion of annual filings and due to some increased accounting and legal costs as the result of a higher level of exploration activity.  Operating expenditures increased marginally in the third quarter over the second quarter mainly due to the recognition of approximately $27,000 of stock-based compensation costs.  Operating costs increased again in the fourth quarter of 2003 due mainly to the recognition of approximately $131,000 of stock based compensation costs.

2004

In the first quarter of 2004, operating costs declined from the prior quarter because no stock based compensation costs were recognized and because there was a lower level of property examination costs due to the shift in focus from regional exploration to property development costs which are capitalized.  Operating costs increased marginally in the second quarter of 2004 due to higher administrative costs related to annual filings and shareholder communications.  In the third quarter, costs increased by $183,920.  This was due to the recognition of approximately $203,000 of stock based compensation costs.  Operating expenditures declined in the fourth quarter of 2004 because stock-based compensation was lower by approximately $194,000 compared to the prior quarter.  However this was partially offset by increased expenditures on property examinations, higher investor relations costs, higher transfer agent and filing fees and higher foreign exchange losses.

	2004	2004	2004	2004
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating Expenditures	$ 268,602	$ 354,957	$ 171,037	$ 143,045
Loss for the period	260,727	348,737	166,795	133,823
Loss per Share (Basic and Diluted)	0.01	0.02	0.01	0.01

	2003	2003	2003	2003
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating Expenditures	$ 306,548	$ 216,400	$ 186,816	$ 127,078
Loss for the period	306,626	216,400	186,816	127,078
Loss per Share (Basic and Diluted)	0.02	0.01	0.01	0.01

Liquidity and Capital Resources

The Company started 2004 with working capital of about $1.0 million and working capital as at December 31, 2004 was approximately $1.4 million.  Exploration and administrative expenditures incurred during 2004 were funded from opening working capital and from cash generated by the exercise of share purchase warrants in the amount of $327,450.  The Company completed a non-brokered private placement of 3,750,000 units at a price of $0.40 per unit on December 1, 2004, for gross proceeds of $1.5 million, to fund operations for the balance of the year and to provide working capital for operations in 2005.

In 2005, Esperanza anticipates incurring exploration and property maintenance expenditures of $100,000 on Flor de Loto, $45,000 on Estrella, $275,000 on La Esperanza and $100,000 on Atocha.  The Company also expects to spend US$200,000 on generative exploration projects in Peru and Mexico.  Annual administrative costs excluding stock based compensation are expected to be $600,000.  The Company now has sufficient working capital to sustain operations for the next fiscal year but may require additional financing. Esperanza’s main sources of financing are through issuances of equity and joint venture partners who will share in ongoing property development costs.

The Company is required to make the following option payments in fiscal 2005 in order to maintain its properties in good standing:

Flor de Loto	US$15,000
Estrella	US$10,000
La Esperanza	US$25,000

The Company is also required to spend an aggregate of US$225,000 on exploration on the La Esperanza property by May 7, 2005 in order to maintain the option agreement in good standing. As of April 8, 2005, the Company had completed sufficient spending to meet its commitment.

Transactions with Related Parties

The Company entered into a Services Agreement dated March 1, 2000 with Quest Management Corp. (“Quest”), a company related by virtue of a director in common.  Under this agreement, the Company paid a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the year ended December 31, 2004, a total of $10,500 (2003 - $42,000) was charged by Quest.  An additional fee of $6,000 was paid to Quest in 2003 for administrative services related to private placement financings.

Effective April 1, 2004 the Company revised its services agreement with Quest Management Corp.  Quest provides office space on a monthly rental.  Esperanza now pays directly for its supplies and pays consultants directly for accounting and other administrative services. During the year ended December 31, 2004, a total of $9,000 (2003 - $Nil) was charged by Quest for rent.  At December 31, 2004, Esperanza owed Quest $1,070 (2003 - $Nil) for the unpaid portion of this amount.

The Company also has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the year ended December 31, 2004, the President was paid $144,185 (2003 - $148,841) in consulting fees and health benefits as well as $15,049 (2003 - $11,627) for office facilities.  As at December 31, 2004, the President had been advanced $10,675 (2003 - $5,588) for travel expenses.  At December 31, 2004 Esperanza owed the President $15,653 (2003 - $9,855) for the unpaid portion of these amounts.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new CICA Handbook Section 3110 for asset retirement obligations.  As at December 31, 2004, the Company estimated the present value of costs relating to future site restoration and abandonment to be $Nil.  Accordingly, the Company has not recorded any asset retirement obligation.  All properties are in still in the exploration stage.

Subsequent events

Subsequent to December 31, 2004, the following events occurred:

a)

The Company issued 10,000 common shares pursuant to the exercise of share purchase warrants for proceeds totaling $4,000.

b)

The Company entered into a Joint Venture agreement with Silver Standard Resources Inc. (“Silver Standard”) to prospect for new bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 and Esperanza will contribute US$200,000 during the first two years of the venture.  These funds will be used for the identification and acquisition of new prospects.  This phase will be managed by Esperanza and, upon acquisition of any prospect, the two companies will earn an equal (50/50) interest therein.  Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 on that prospect and will also have the right to finance any new prospect to production, thereby increasing its ownership to 85 percent.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

The Company is operating in countries that currently have stable political environments, but there is always a risk that this could change.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  The Company does not have any employees.  All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at April 8, 2005, there were 26,659,515 common shares issued and outstanding.  There were also 1,630,000 stock options outstanding to directors and consultants with exercise prices ranging between $0.25 and $0.75 per share.  Of the options outstanding, 1,360,002 have vested.  There are also 8,464,925 warrants outstanding, which expire between August 18, 2005 and December 1, 2006 with exercise prices ranging between $0.40 and $1.50 per share.  Refer to Note 6 (d) of the consolidated financial statements for more details on these outstanding securities.

Consolidated Financial Statements

ESPERANAZA SILVER CORPORATION

For the Years Ended December 31, 2004 and 2003

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 31, 2005

#

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31

 2004

2003

ASSETS

Current assets:

Cash and cash equivalents

$

1,450,716

$

1,107,812

Receivables

25,562

35,638

Prepaid expenses

15,675

20,833

1,491,953

1,164,283

Equipment (Note 4)

8,836

-

Mineral properties (Notes 3 and 5)

6,985,726

6,208,594

$

8,486,515

$

7,372,877

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities

$          82,095

$       95,808                       .

Shareholders’ Equity:

Share capital (Note 6)

8,105,024

6,293,432

Contributed surplus (Note 6)

2,430,001

2,204,160

Deficit

(2,130,605)

(1,220,523)

8,404,420

7,277,069

$

8,486,515

$

7,372,877

Nature of operations (Note 1)

Subsequent events (Note 10)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”

Director

“William Pincus”

Director

#

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Royalty revenue	$ 22,875	$ -)

Operating expenses:
Accounting and legal	107,450	61,542
Administrative services (Note 7)	62,619	48,000
Amortization	1,221	-
Bank charges and interest expense	5,134	2,432
Consulting fees (Note 7)	144,513	148,841
Foreign exchange	69,537	15,498
Investor relations	89,911	25,515
Office and sundry	23,165	15,364
Property examination costs	75,764	235,901
Rent	24,049	11,627
Shareholder communications	39,544	36,220
Stock-based compensation (Note 6(e))	211,905	157,585
Transfer agent and regulatory fees	55,311	70,273
Travel	27,518	13,567
Less: interest income	(4,684)	(5,523)

	(932,957)	(836,842)

Loss for the year	(910,082)	(836,842)

Deficit, beginning of year	(1,220,523)	(383,681)

Deficit, end of year	$ (2,130,605)	$ (1,220,523)

Basic and diluted loss per share	$ (0.04)	$ (0.05)

Weighted average number of shares outstanding	22,885,917	15,621,718

See accompanying notes to the consolidated financial statements.

#

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Cash provided by (used in):

Operations:
Loss for the year	$ (910,082)	$ (836,842)
Items not affecting cash:
Amortization	1,221	-
Stock-based compensation	211,905	157,585
Changes in non-cash working capital items:
Receivables	10,076	69
Prepaid expenses	5,158	(20,833)
Accounts payable and accrued liabilities	(13,715)	52,007
	(695,437)	(648,014)

Investments:
Mineral property costs	(770,882)	(76,672)
Purchase of equipment	(10,057)	-
	(780,939)	(286,914)

Financings:
Shares issued for cash	1,821,200	1,470,000
Share issue costs	(1,920)	(6,384)
Cash acquired in business combination (Note 3)	-	138,767
	1,819,280	1,602,383

Cash consideration paid and other costs of business combination (Note 3)	-	(210,242)

Increase in cash and cash equivalents	342,904	667,455

Cash and cash equivalents, beginning of year	1,107,812	440,357

Cash and cash equivalents, end of year	$ 1,450,716	$ 1,107,812

Supplementary information:

Shares and warrants issued on business combination	$ -	$ 6,046,575
Shares issued as cost of share issuance	68,580	65,620
Shares issued for mineral properties	6,250	6,250
Warrants issued for finders’ fees on private placement	13,936	-
		)

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

1.

Nature of operations

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia).  The Company’s principal business activities include the acquisition, exploration and development of resource properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

Significant accounting policies

(a)

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  They include the accounts of the Company and its wholly-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments having original terms to maturity of 90 days or less when acquired.

(c)

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the assets.

(d)

Mineral properties

Exploration and development expenditures incurred prior to the purchase or prior to an option-to-purchase has occurred, are charged to operations.  Expenditures incurred subsequent to such an event are capitalized and will be amortized on the unit-of-production method when, and if, estimated proven reserves can be determined by independent consulting engineers.  When there is little prospect of further work on a property being carried out by the Company, the deferred costs associated with that property are charged to operations during the year such determination is made. The amounts shown for mineral properties represent acquisition costs and exploration costs incurred to date after the property was acquired or optioned, less recoveries and write-offs, and are not intended to reflect present or future values.

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2004, the Company does not have any asset retirement obligations.

#

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

2.

Significant accounting policies (continued)

(f)

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

(g)

Stock-based compensation

The Company has a stock option plan which is described in note 5(c).

Effective January 1, 2003, the Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”) (see Note 6 (e)).

(h)

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(i)

Loss per share

Basic loss per share has been calculated using the weighted average number of common shares issued and outstanding during the year, after giving retroactive effect to the share consolidation that took place in 2002.  Diluted earnings per share is calculated using the treasury stock method.  However, in the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding options and warrants on loss per share would be anti-dilutive.

(j)

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of mineral properties and the variables used in the calculation of stock-based acquisition costs and compensation expense.  Actual results could differ from these estimates.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

3.

Business combination

Effective December 23, 2003, the Company acquired from General Minerals Corporation all of the outstanding common shares of its wholly-owned subsidiary, Compania Minera General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia, in consideration for the issuance of 4,000,000 common shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one common share for $1.05 until December 23, 2005.  The aggregate $2,046,575 in consideration represented by the warrants issued has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	97%
Risk-free interest rate	3.0%
Expected life of warrants	2 years
Weighted average fair value of warrants	$0.50

The Company also paid US$153,000 in cash consideration in connection with the acquisition.

This transaction was accounted for using the purchase method, with the Company being identified as the acquirer and with the cost of the acquisition allocated to the identifiable assets of GM Bolivia based on the aggregate fair value of the consideration paid, as follows:

Net assets acquired:

Cash and cash equivalents

$

138,767

Net non-cash working capital

(7,622)

Atocha mineral property, at carrying amount in the accounts

of GM Bolivia

*2,669,123

Excess fair value allocation

  3,456,549

   6,125,672

$

6,256,817

Consideration given for net assets acquired:

Common shares issued

$

4,000,000

Common share warrants issued

2,046,575

Cash consideration (US$153,000)

202,570

Transaction costs incurred on acquisition

7,672

$ 6,256,817

* based on a translation of the carrying amount of the Atocha Property in the accounts of  GM Bolivia,    denominated in the Bolivian currency translated into American dollars then into Canadian dollars, on the date of the business combination.

                       _________             _

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ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

4.

Equipment

	2004		2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Office equipment	$ 10,057	$ 1,221	$ 8,836	$ -

5.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total
Balance, December 31, 2003	$ 76,331	$ 6,125,672	$ 6,591	$ 6,208,594

Acquisition Costs and option payments	26,760	135,053	19,678	181,491

Exploration and Development:
Assays	4,650	19,654	165	24,469
Drilling	-	179,441	-	179,441
Field costs	8,960	12,523	362	21,845
Geological studies	116,794	112,511	9,685	238,990
Mapping and surveying	10,799	43,593	534	54,926
Travel food and accommodation	43,968	13,909	-	57,877
Property tax	18,093	-	-	18,093
Balance, December 31, 2004	$ 306,355	$ 6,642,356	$ 37,015	$ 6,985,726

(a)

Esperanza Property

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico.  The exercise price of the option is US$2,000,000 plus value-added tax payable in Mexico, and the issuance of 170,000 common shares of the Company. The schedule for payments and the issuance of shares is as follows:

Date due	Cash payment	Shares to be issued	Status
On signing of agreement	US $15,000	25,000	Paid / issued
On May 7, 2004	US $15,000	25,000	Paid / issued
On May 7, 2005	US $25,000	40,000	-
On May 7, 2006	US $25,000	40,000	-
On May 7, 2007	US $25,000	40,000	-
On May 7, 2008	US $1,895,000	‘’’’’’’’’’-	-
Total	US $2,000,000	170,000

The Company is also required to spend an aggregate of US$225,000 on exploration within the first two years of the agreement.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

5.

Mineral Properties (continued)

(b)  Atocha Property

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination described in Note 3.  The Company made payments of US$74,000 in 2004 to complete the acquisition of the 850-hectare Los Mangales concession, which forms part of the Atocha Project, title to which has now been transferred directly to the Company’s Bolivian subsidiary.  The vendor also received a 1.5% Net Smelter Returns (“NSR”) royalty on the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia.  The concessions were acquired directly by staking and have no further obligations other than annual tax assessments which are minimal.

(c)

Flor de Loto

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

Due Date

Cash Payment

Status

On signing

US$

5,000

paid

December 15, 2004

US$

10,000

paid

December 15, 2005

US$

15,000

December 15, 2006

US$

25,000

December 15, 2007

US$

30,000

December 15, 2008

US$

500,000

US$

585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

d)

Estrella

On May 5, 2004, the Company acquired the Estrella project located in Peru.  It consists of 400 hectares covering known outcrops of silver and copper bearing sandstones.  The Company has acquired through staking, an additional 1,200 hectares of mineral concession which surrounds and is contiguous to the new concessions.  The Company acquired the core concession under an option to purchase agreement with a local prospector.  Under the terms of the agreement Esperanza must make the following payments to maintain its option:

Due Date

Cash Payment

Status

On signing of agreement

US

$7,000

paid

On May 5, 2005

US

$10,000

On May 5, 2006

US

$15,000

On May 5, 2007

US

$25,000

On May 5, 2008

US

$40,000

On May 5, 2009 (final purchase)

US

$500,000

US

$597,000

The Company will also pay a 1.7% NSR on all production.  There are no minimum work commitments.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

6.

Share Capital

 (a)

Authorized:

100,000,000 common shares without par value

(b)

Issued and outstanding:

Number of shares

Stated Value

Balance, December 31, 2002

14,557,865

$      823,566

Shares issued for property option (Note 4(a))

25,000

6,250

Shares issued on private placement

2,140,000

535,000

Shares issued on second private placement

1,100,000

935,000

Shares issued as agent’s fees on second placement

77,200

65,620

Shares issued on acquisition of Atocha Property (Note 3)

4,000,000

4,000,000

Less: share issuance costs

(72,004) .

Balance, December 31, 2003

21,900,065

6,293,432

Shares issued for property option (Note 4(a))

25,000

6,250

Shares issued for exercise of warrants

803,000

321,200

Shares issued on private placement

3,750,000

1,500,000

Shares issued as finders’ fees on private placement

171,450

68,580

Less: share issuance costs

-

(70,502)

Warrants issues as finders’ fees on private placement

-

(13,936)

Balance, December 31, 2004

26,649,515

$

8,105,024

On December 1, 2004, the Company closed a private placement of 3,750,000 units at a price of $0.40 each for gross proceeds of $1,500,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.55 until December 1, 2006.

On November 22, 2003, the Company closed a private placement of 1,100,000 units at a price of $0.85 each for gross proceeds of $935,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $1.25 until November 22, 2004 and $1.50 until November 22, 2005.

On August 18, 2003, the Company closed a private placement of 2,140,000 units at a price of $0.25 each for gross proceeds of $535,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional share at a price of $0.40 until August 18, 2005.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”).  The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

6.

Share Capital (cont.)

(c)

Options (cont.)

The Plan has been approved by the Exchange and the shareholders of the Company at its annual and extraordinary general meeting of shareholders held on May 14, 2003.

As at December 31, 2004, stock options are outstanding enabling the holders to acquire up to 1,630,000 common shares at an average exercise price of $0.38 per share, as follows:

	Number Outstanding	Exercise price	Number vested	Expiry date
Balance, December 31, 2002	-
Options granted August 18, 2003	1,000,000	$0.25	860,000	08/18/08
Options granted September 1, 2003	150,000	0.75	100,002	09/01/08
Options granted May 6, 2004	80,000	0.58	-	05/06/09
Options granted September 9, 2004	400,000	0.53	400,000	09/09/09
Balance, December 31, 2004	1,630,000		1,360,002

140,000 options with an exercise price of $0.25 will vest on August 18, 2005.

49,998 options with an exercise price of $0.75 will vest on September 1, 2005.

40,000 options with an exercise price of $0.58 will vest on May 6, 2005.

40,000 options with an exercise price of $0.75 will vest on May 6, 2006.

(d)

Warrants

	Number outstanding	Exercise price	Expiry date
$
Warrants	1,337,000	0.40 (i)i	08/18/05
	1,100,000	1.50 (ii)	11/22/05
	77,200	1.50(	11/22/05
	4,000,000	1.05 (iii)	12/23/05
	1,875,000	0.55	12/01/06
	85,725	0.55 (iv)	12/01/06
8,474,925

i)

Each warrant entitles the holder to purchase one common share at a price of $0.40 until August 18, 2005, but if the closing price for 20 consecutive trading days after December 19, 2003 exceeds $0.70 per share then the warrant must be exercised by the holder within 14 days of written notice thereof from the Company or they will terminate.

(ii)

Each warrant entitles the holder to purchase one common share at a price of $1.50 until November 22, 2005 but if the closing price for more than 20 consecutive trading days is greater than $2.00 per share until November 22, 2005, the warrants must be exercised by the holder within 15 days of written notice thereof from the Company or they will terminate.

(iii)

Refer to note 3.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

6.

Share Capital (cont.)

(d)

Warrants (cont.)

(iv)

The aggregate value of $13,936 represented by the warrants issued as finders’ fees has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	72%
Risk-free interest rate	3.0%
Expected life of warrants	2 years
Fair value of warrants	$0.16

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2004, the Company granted 480,000 stock options with exercise prices of $0.58 and $0.53 per share and expiry dates of May 6, 2009 and September 9, 2009.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

92%

Risk-free interest rate

3.9%

Expected life of options

5 years

Weighted average fair value of options

$

0.32

Based on these inputs, under the fair value based method of accounting for stock-based compensation discussed in note 2(g), the Company recorded stock-based compensation expense of $211,905 in 2004 which has been credited to contributed surplus.

During the year ended December 31, 2003, the Company granted 1,150,000 options with exercise prices of $0.25 and $0.75 per share and expiry dates of August 18, 2008 and September 1, 2008.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

91%

Risk-free interest rate

3.5%

Expected life of options

5 years

Weighted average fair value of options

$

0.20

Based on these inputs, under the fair value based method of accounting for stock-based compensation discussed in note 2(g), the Company recorded stock-based compensation expense of $157,585 in 2003 which, together with the $2,046,575 associated with the fair value of the warrants issued (Note 3), has been credited to contributed surplus.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

7.

Related party transactions

On March 1, 2000, the Company entered into a Services Agreement with Quest Management Corp.  (“Quest”), a private company related by virtue of a director in common.  Under this agreement, the Company paid Quest a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the current year, the Company incurred $10,500 plus expense reimbursements (2003 - $42,000) for services provided by Quest and at December 31, 2004, the Company owed Quest $Nil (2003 - $3,907) for the unpaid portion of these amounts which is included in accounts payable and accrued liabilities.  An additional fee of $Nil (2003 - $6,000) was paid to Quest for assistance with administrative services related to private placement financings.

The Company revised its services agreement with Quest Management Corp. and, under the new agreement, commencing April 1, 2004, Quest will only provide office space on a monthly rental basis.  During the year ended December 31, 2004, $9,000 (2003 - $Nil) was charged for rent by Quest and at December 31, 2004, the Company owed Quest $1,070 (2003 - $Nil) for the unpaid portion of this amount.

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits and office facilities.  During the current year, the Company paid $144,185 (2003 - $148,841) for consulting fees and health insurance benefits and $15,049 (2003 - $11,627) for office facilities for its President and advanced him $10,675 (2003 - $5,588) for travel expenses.  At December 31, 2004, the Company owed him $15,653 (2003 - $9,855) for the unpaid portion of these amounts.

8.

Income taxes

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2004	2003

Loss for the year	$ (910,082)	$ (836,842)

Expected income tax recovery	$ (324,000)	$ (297,900)
Effect of foreign tax rate differences	15,200	13,500
Non-deductible expenses	75,400	56,100
Unrecognized benefit of non-capital losses	233,400	228,300

Total income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets and liabilities at December 31, 2004 are as follows:

Future income tax assets:
Non-capital loss carryforwards	$ 726,600	$ 657,700
Resource expenses	30,300	30,300
Share issuance costs	67,400	67,400

Future income tax assets	824,300	755,400
Valuation allowance	(824,300)	(755,400)

Net future income tax assets	$ -	$ -

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004 and 2003

8.

Income taxes (continued)

As at December 31, 2004, the Company has available for deduction against future taxable income non-capital losses of approximately $2,040,000.  These losses, if not utilized, will expire through to 2011.  Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance.

9.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral   properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Bolivia	Peru	Total
2004
Revenue	$ 4,684	$ -	$ 22,875	$ -	$ 27,559
Loss for the year	(757,953)	(32,381)	(50,192)	(69,556)	(910,082)
Assets	1,720,761	243,493	6,478,849	43,412	8,486,515
Capital expenditures	(10,057)	(230,024)	(516,684)	(30,424)	(787,189)

2003
Revenue	$ 5,523	$ -	$ -	$ -	$ 5,523
Loss for the year	(702,055)	(1,949)	-	(132,838)	(836,842)
Assets	4,446,129	71,174	2,826,690	28,884	7,372,877
Capital expenditures	-	(76,672)	-	-	(76,672)

10.

Subsequent events

Subsequent to December 31, 2004, the following events occurred:

a)

The Company issued 10,000 common shares pursuant to the exercise of share purchase warrants for proceeds totaling $4,000.

b)

The Company entered into a Joint Venture agreement with Silver Standard Resources Inc. (“Silver Standard”) to prospect for new bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 and Esperanza will contribute US$200,000 during the first two years of the venture.  These funds will be used for the identification and acquisition of new prospects.  This phase will be managed by Esperanza and, upon acquisition of any prospect, the two companies will earn an equal (50/50) interest therein.  Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 on that prospect and will also have the right to finance any new prospect to production, thereby increasing its ownership to 85 percent.

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